EXHIBIT 5.1

[RICHARDSON & ASSOCIATES LETTERHEAD]

September 15, 2017

Wytec International, Inc.

19206 Huebner Road, Suite 202

San Antonio, Texas 78258

Re: Wytec International, Inc.–Validity of Issuance of Shares

Ladies and Gentlemen:

We have acted as special counsel to Wytec International, Inc., a Nevada corporation (the “Company”), in connection with the Company’s Registration Statement on Form S-1 (the “Registration Statement”), relating to the registration under the Securities Act of 1933, as amended (the “Act”), of 2,596,656 shares of common stock, par value $0.001 per share (the “Shares”), 1,731,104 of which (the “Underlying Shares”) are issuable upon the exercise of 1,731,104 warrants to purchase the Company’s common stock (collectively, the “Warrants”), and relating to the registration of the Warrants.

In connection with rendering the opinion set forth herein, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates of public officials, certificates of officers or other representatives of the Company and others and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures (including endorsements), the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such documents. As to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied upon statements and representations of the Company and its officers and other representatives and of public officials and others.

Based upon and subject to the foregoing, we are of the opinion that (a) the Shares and the Warrants are, and upon issuance, the Underlying Shares will be, validly issued, fully paid and nonassessable, and (b) the issued and outstanding shares of the Company’s common stock and preferred stock have been validly issued and are fully paid and nonassessable , and (c) the Warrants are binding legal obligations of the Company fully enforceable against it in accordance with the terms and conditions of the Warrants. We express no opinion herein as to any laws other than the General Corporation Law of the State of Nevada.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Registration Statement. We also consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement. We do not admit in providing such consent that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Respectfully submitted,

/s/Mark J. Richardson

Mark J. Richardson for

Richardson & Associates